



SEC 06009243 **ISSION**

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *A*
PART III

SEC FILE NUMBER

8- *66670*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

One East Uwchlan Avenue, Suite 400

                       (No. and Street)

Exton	PA	19341
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Marty Gruszka   610   524-3135

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Morison Cogen LLP

                (Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 1 0 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Brian K. Lureen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Heritage Financial Systems, Inc._____ , as of _____December 31_____ , 20 05____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

Amanda L. Palmatier
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

HERITAGE FINANCIAL SYSTEMS, INC.

CONTENTS



MorisonCogen LLP

Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www.morisoncogen.com

 An Independent Member
of Morison International

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Heritage Financial Systems, Inc.

We have audited the accompanying statement of financial condition of Heritage Financial Systems, Inc. as of December 31, 2005, and the related statements of income and comprehensive income, cash flows and changes in stockholder's equity (deficit) for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

January 27, 2006

ASSETS

CURRENT ASSETS
Cash	$ 47,018
Commissions receivable	69,601
Receivable from broker-dealers	7,474
	124,093

INVESTMENT	67,381
PROPERTY AND EQUIPMENT, Net	5,471
SECURITY DEPOSIT	4,855
TOTAL ASSETS	$ 201,800

LIABILITIES

CURRENT LIABILITIES
Line of Credit	$ 35,000
Accounts payable and accrued expenses	39,389
TOTAL LIABILITIES	74,389

STOCKHOLDER'S EQUITY (DEFICIT)

COMMON STOCK - 1000 shares authorized, issued and outstanding	25,000
ADDITIONAL PAID-IN CAPITAL	135,844
ACCUMULATED OTHER COMPREHENSIVE INCOME	8,280
ACCUMULATED DEFICIT	(41,713)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	127,411
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)	$ 201,800

The accompanying notes are an integral part of these financial statements.

REVENUE	
Commissions	$ 469,906
Management fees	217,800
	687,706
OPERATING EXPENSES	643,732
OTHER INCOME (EXPENSE)	
Rental income	557
Interest income	103
Interest expense	(5,454)
	(4,794)
NET INCOME	39,180
OTHER COMPREHENSIVE INCOME	
Unrealized holding gain arising during year	6,116
COMPREHENSIVE INCOME	$ 45,296

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 39,180
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	6,045
Unrealized holding gain on investment	6,116
Increase in assets	
Commissions receivable	(67,335)
Receivable from broker-dealer	(7,474)
Increase in liabilities	
Accounts payable and accrued expenses	15,531
Net cash used in operating activities	(7,937)

CASH FLOWS FROM FINANCING ACTIVITIES

Net borrowings under line of credit agreement	1,174
Additional paid-in capital	43,777
Distributions to stockholder	(11,500)
Net cash provided by financing activities	33,451
NET INCREASE IN CASH	25,514
CASH - BEGINNING OF YEAR	21,504
CASH - END OF YEAR	$ 47,018

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder's Equity (Deficit)
BALANCE - JANUARY 1, 2005	$ 25,000	$ 92,067	$2,164	$ (69,393)	$ 49,838
CONTRIBUTED CAPITAL	-	43,777	-	-	43,777
DISTRIBUTIONS	-	-	-	(11,500)	(11,500)
OTHER COMPREHENSIVE INCOME Unrealized holding gain arising during year	-	-	6,116	-	6,116
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2005	-	-	-	39,180	39,180
BALANCE - DECEMBER 31, 2005	$ 25,000	$135,844	$8,280	$ (41,713)	$127,411

The accompanying notes are an integral part of these financial statements.

-5-

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1992, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company specializes in financial planning and consulting.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions receivable and Receivable from broker-dealers
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution. No allowance for bad debts is considered necessary.

Investment
The company's investment in a variable universal life policy is recorded at fair value.

Depreciation
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight line and accelerated methods.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income
The company follows SFAS 130, "Reporting Comprehensive Income." Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the company may have deposits with major financial institutions, which exceed Federal Depository Insurance limits. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office Equipment	$ 31,331
Furniture	33,332
	64,663
Less: Accumulated depreciation	59,192
	$ 5,471

Depreciation expense for 2005 was $ 6,045.

NOTE 4 – NET CAPITAL

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The company had net capital as defined under Rule 15c3-1 of $47,383 at December 31, 2005; net capital requirements were $5,000 at December 31, 2005.

NOTE 5 – LINE OF CREDIT

The company has a line of credit of $35,000 with a financial institution, which bears interest at 7.75% and expires December 2049. All business assets have been pledged as collateral. Outstanding borrowings under the line were $ 35,000 as of December 31, 2005.

NOTE 6 – LEASES

For the year ended December 31, 2005, total rental expense under leases amounted to $65,497. At December 31, 2005, the company was obligated under a noncancellable operating lease arrangement for office facilities as follows:

YEARS ENDING DECEMBER 31,	LEASE OBLIGATION
2006	$ 67,691
2007	28,462
TOTAL	$ 96,153

NOTE 7 – RELATED PARTIES

The company provides administrative services to other entities that are affiliated by common ownership. Fees for management services were $217,800 for 2005.

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES
    Total stockholder's equity qualified for net capital $127,411

DEDUCTIONS
    Non-allowable assets:

Receivables from non-brokerage customers	69,600
Fixed assets, net of accumulated depreciation	5,471
Security deposits	4,855
Haircuts on securities	102
	80,028

NET CAPITAL $ 47,383

AGGREGATE INDEBTEDNESS
    Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 39,389
Line of credit	35,000
Total aggregate indebtedness	$ 74,389

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE
INDEBTEDNESS) $ 9,299

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING
DEALER $ 5,000

NET CAPITAL REQUIREMENT $ 5,000

EXCESS NET CAPITAL $ 38,084

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.57

The Form X-17a-5 reconciliation is not included as there are
no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed
under section (k)(2)(ii) of SEC Rule 15c3-3.



150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www.morisoncogen.com

An Independent Member
of Morison International

MorisonCogenLLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Heritage Financial Systems, Inc.
Exton, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Heritage Financial Systems, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Heritage Financial Systems, Inc.
Exton, Pennsylvania
(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

January 27, 2006

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www. morisoncogen.com

 An Independent Member
of Morison International